UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: November 5, 2015

Commission file number 1-32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay LNG Partners L.P. dated November 5, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

Date: November 5, 2015	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY LNG PARTNERS REPORTS

THIRD QUARTER 2015 RESULTS

Highlights

•	Generated distributable cash flow of $61.1 million in the third quarter of 2015.

•	In September 2015, the Exmar LPG joint venture took delivery of the fifth of its 12 LPG carrier newbuildings, which recently commenced its 10-year charter contract with Potash Corporation.

•	Declared third quarter 2015 cash distribution of $0.70 per unit.

•	Secured a new $150 million revolving credit facility to fund future capital commitments.

Hamilton, Bermuda, November 5, 2015 – Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended September 30, 2015. During the third quarter of 2015, the Partnership generated distributable cash flow(1) of $61.1 million, compared to $64.2 million in the same period of the prior year. The decrease in distributable cash flow was primarily due to the termination of the charter contract for the Partnership’s 52 percent-owned Magellan Spirit liquefied natural gas (LNG) carrier in March 2015 (which termination the Partnership’s joint venture with Marubeni Corporation is currently disputing), the scheduled expiration of the charter contract for the Partnership’s 52 percent-owned Methane Spirit LNG carrier in March 2015 and the sale of one 2001-built conventional tanker in August 2014. These decreases were partially offset by the lower interest expense resulting from the December 2014 termination of capital leases for, and the subsequent refinancing of, three 70 percent-owned LNG carriers, an increase in the charter rates for two of the Partnership’s Suezmax tankers and the acquisition of one liquefied petroleum gas (LPG) carrier, the Norgas Napa, in November 2014.

On October 2, 2015, the Partnership declared a cash distribution of $0.70 per unit for the quarter ended September 30, 2015. The cash distribution will be paid on November 13, 2015 to all unitholders of record on October 13, 2015.

CEO Commentary

“The Partnership generated stronger than expected distribution coverage in the third quarter, primarily due to higher than expected revenues from our Exmar LPG joint venture,” commented Peter Evensen, Chief Executive Officer of Teekay GP LLC. “Teekay LNG’s distributable cash flow remains stable and growing. The Partnership’s diversified portfolio of fee-based contracts, with no direct link to commodity prices, comprises fixed forward revenues of approximately $11.3 billion.”

“Our project teams remain focused on the execution of the Partnership’s growth portfolio, including delivery of the world’s first ever MEGI LNG carrier newbuildings,” Mr. Evensen continued. “The first two of the Partnership’s MEGI LNG carrier newbuildings are expected to deliver starting in early-2016, with the first vessel having recently commenced sea trials and the second vessel having been launched at the shipyard during the third quarter. These vessels, which we expect will be financed under a new, approximately $360 million long-term lease facility upon delivery, will both operate under fee-based charter contracts with Cheniere Energy to export LNG from Cheniere’s Sabine Pass LNG export facility, which is expected to ship its first LNG cargo in early-2016. In addition, with strong support from a broad group of international banks, the Partnership recently secured a new $150 million unsecured credit facility that can be used to finance a portion of our remaining capital commitments.”

(1)

Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

Teekay LNG Partners L.P.    Investor Relations Tel: +1 604 844-6654    www.teekaylng.com

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) of $37.1 million for the quarter ended September 30, 2015, compared to $46.7 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of decreasing net income by $29.6 million and increasing net income by $43.9 million for the three months ended September 30, 2015 and 2014, respectively, primarily relating to unrealized gains and losses on derivative instruments and foreign currency exchange gains and losses, as detailed in Appendix A to this release. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $7.5 million and $90.6 million for the three months ended September 30, 2015 and 2014, respectively.

Adjusted net income attributable to the partners for the three months ended September 30, 2015 decreased from the same period in the prior year, primarily due to the Magellan Spirit LNG carrier disputed charter contract termination during the first quarter of 2015, the scheduled expiration of the charter contract for the Methane Spirit LNG carrier in mid-March 2015 and the sale of one conventional tanker in August 2014. These decreases were partially offset by higher LPG spot rates earned in 2015 and the addition of four LPG carrier newbuildings that delivered during 2014 and early 2015, net of the sale of four older LPG carriers during 2014 in the Partnership’s 50 percent-owned LPG joint venture, Exmar LPG BVBA, the termination of capital leases for, and the subsequent refinancing at a lower interest rate of, three LNG carriers owned by the Partnership’s RasGas II joint venture in December 2014, and the acquisition of one LPG carrier, the Norgas Napa, in November 2014.

For accounting purposes, the Partnership is required to recognize the changes in the fair value of its outstanding derivative instruments that are not designated as hedges for accounting purposes in net income. This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the consolidated statements of income as detailed in notes 2, 3 and 4 to the Consolidated Statements of Income and Comprehensive Income included in this release.

(1)

Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

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Operating Results

The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C through F for further details).

	Three Months Ended			Three Months Ended
	September 30, 2015			September 30, 2014
	(unaudited)			(unaudited)
(in thousands of U.S. Dollars)	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(i)	75,142	23,033	98,175	76,447	23,881	100,328
Vessel operating expenses	(16,260)	(8,059)	(24,319)	(14,259)	(9,279)	(23,538)
Depreciation and amortization	(17,268)	(5,205)	(22,473)	(17,737)	(5,572)	(23,309)

CFVO from consolidated vessels(ii)	58,821	10,261	69,082	62,512	8,943	71,455
CFVO from equity accounted vessels(iii)	45,114	—	45,114	51,829	—	51,829
Total CFVO(ii)(iii)	103,935	10,261	114,196	114,341	8,943	123,284

(i)

Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(ii)

Cash flow from vessel operations (CFVO) from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts included in voyage revenues, (c) adjustments for direct financing leases to a cash basis, realized gains or losses on the Toledo Spirit derivative contract and the revenue for two Suezmax tankers recognized on a cash basis. CFVO is included because certain investors use this measure to assess a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income, equity income or any other indicator of the Partnership’s performance required by GAAP. Please see Appendix E for a reconciliation of CFVO from consolidated vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

(iii)

The Partnership’s equity accounted investments for the three months ended September 30, 2015 and 2014 include the Partnership’s proportionate share of its equity accounted vessels’ CFVO. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

Liquefied Gas Segment

Cash flow from vessel operations from the Partnership’s Liquefied Gas segment, excluding equity accounted vessels, was $58.8 million in the third quarter of 2015 compared to $62.5 million in the same quarter of the prior year. The decrease was primarily due to the depreciation of the Euro against the U.S. Dollar compared to the same quarter of the prior year, partially offset by the acquisition of the Norgas Napa in November 2014.

Cash flow from vessel operations from the Partnership’s equity accounted vessels in the Liquefied Gas segment was $45.1 million in the third quarter of 2015 compared to $51.8 million in the same quarter of the prior year. The decrease was primarily due to the disputed termination of the charter contract for the Magellan Spirit in March 2015 and the scheduled expiration of the charter contract for the Methane Spirit in mid-March 2015. Both the Magellan Spirit and Methane Spirit are owned through the Partnership’s 52 percent interest in the joint venture with Marubeni Corporation. The decreases was partially offset by increased cash flows from the Partnership’s 50 percent interest in Exmar LPG BVBA, as a result of higher LPG spot rates and the addition to the joint venture of four LPG carrier newbuildings that delivered during 2014 and early 2015, net of the sale of four older LPG carriers during 2014.

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Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment increased to $10.3 million in the third quarter of 2015 compared to $8.9 million in the same quarter of the prior year. The increase is due to higher charter rates earned by two of the Partnership’s Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, which reverted back to their original charter rates in October 2014 after a two-year reduction, partially offset by the sale of one 2001-built Suezmax tanker in August 2014.

Teekay LNG’s Fleet

The following table summarizes the Partnership’s fleet as of November 1, 2015:

	Number of Vessels
	Owned Vessels		In- Chartered Vessels		Newbuildings		Total
LNG Carrier Fleet	29	(i)	—		21	(i)	50
LPG/Multigas Carrier Fleet	20	(ii)	3	(iii)	7	(iii)	30
Conventional Tanker Fleet	8		—		—		8

Total	57		3		28		88

(i)	The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.
(ii)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent.
(iii)	The Partnership’s interest in these vessels is 50 percent.

Liquidity and Continuous Offering Program Update

In 2013, the Partnership implemented a continuous offering program (COP) under which the Partnership may issue new common units at market prices up to a maximum aggregate amount of $100 million. During the third quarter of 2015, the Partnership sold an aggregate of 701,496 common units under the COP, generating net proceeds of approximately $18.4 million (including the general partner’s 2 percent contribution and net of offering costs). Since initiation of the program, the Partnership has sold an aggregate of 2,315,822 common units under the COP, generating net proceeds of approximately $81.4 million (including the general partner’s 2 percent contribution and net of offering costs).

As of September 30, 2015, the Partnership had total liquidity of $206.3 million (comprised of $154.2 million in cash and cash equivalents and $52.1 million in undrawn credit facilities). Subsequent to September 30, 2015, the Partnership secured a new $150 million unsecured revolving credit facility to fund future capital commitments, which is expected to be completed in November 2015.

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Conference Call

The Partnership plans to host a conference call on Thursday, November 5, at 11:00 a.m. (ET) to discuss the results for the third quarter of 2015. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 505-9568 or (416) 204-9271, if outside North America, and quoting conference ID code 2325564.

•	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekay.com (the archive will remain on the web site for a period of 30 days).

A supporting Third Quarter 2015 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

The conference call will be recorded and made available until Thursday, November 19, 2015. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 2325564.

About Teekay LNG Partners L.P.

Teekay LNG Partners is one of the world’s largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fixed-rate charter contracts through its interests in 50 LNG carriers (including one LNG regasification unit and 21 newbuildings), 30 LPG/Multigas carriers (including three in-chartered LPG carriers and seven newbuildings) and eight conventional tankers. The Partnership’s interests in these vessels range from 20 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442

Website: www.teekay.com

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Teekay LNG Partners L.P.

Consolidated Statements of Income and Comprehensive Income

(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2015	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	98,415	98,608	100,776	294,349	303,589
Voyage expenses	(240)	(373)	(448)	(931)	(2,948)
Vessel operating expenses	(24,319)	(24,102)	(23,538)	(70,055)	(72,114)
Depreciation and amortization	(22,473)	(23,209)	(23,309)	(69,251)	(70,949)
General and administrative expenses	(5,676)	(7,068)	(5,579)	(19,452)	(18,241)
Restructuring charges(1)	(3,510)	—	(2,231)	(3,510)	(2,231)

Income from vessel operations	42,197	43,856	45,671	131,150	137,106

Equity income(2)	13,523	29,002	38,710	60,583	92,007
Interest expense	(11,175)	(11,153)	(14,747)	(32,432)	(44,646)
Interest income	617	611	1,530	1,962	2,750
Realized and unrealized (loss) gain on derivative instruments(3)	(26,835)	10,888	2,288	(29,979)	(21,568)
Foreign exchange (loss) gain(4)	(8,153)	(9,546)	23,477	8,231	22,632
Other income	393	335	210	1,171	636

Net income before tax expense	10,567	63,993	97,139	140,686	188,917
Income tax expense	(258)	(258)	(370)	(291)	(1,140)

Net income	10,309	63,735	96,769	140,395	187,777

Other comprehensive (loss) income:
Unrealized (loss) gain on qualifying cash flow hedging instruments in equity accounted joint ventures net of amounts reclassified to equity income, net of tax	(4,244)	919	549	(3,936)	(733)

Comprehensive income	6,065	64,654	97,318	136,459	187,044

Non-controlling interest in net income	2,811	5,642	6,182	11,736	15,295
General Partner’s interest in net income	7,622	8,568	8,469	24,832	23,152
Limited partners’ interest in net income	(124)	49,525	82,118	103,827	149,330
Weighted-average number of common units outstanding:
– Basic	78,941,689	78,590,812	76,731,913	78,679,813	75,057,369
– Diluted	79,009,078	78,659,264	76,776,175	78,741,533	75,126,727
Total number of common units outstanding at end of period	79,513,914	78,813,676	77,302,891	79,513,914	77,302,891

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(1)

Restructuring charges primarily relate to seafarer severance payments upon the charterer’s request to change the crew nationality from an Australian crew to an international crew on the Alexander Spirit for the three and nine months ended September 30, 2015 and upon the sale of the Huelva Spirit conventional tanker in August 2014 for the three and nine months ended September 30, 2014. The restructuring charge relating to the Alexander Spirit was recovered from the charterer and is included in voyage revenues.

(2)

Equity income includes unrealized gains/losses on non-designated derivative instruments, any ineffectiveness for derivative instruments designated as hedges for accounting purposes and gains on sale of vessels as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2015	2015	2014	2015	2014
Equity income	13,523	29,002	38,710	60,583	92,007
Proportionate share of unrealized loss (gain) on non-designated derivative instruments	2,809	(8,082)	(4,852)	(4,147)	(2,820)
Proportionate share of ineffective portion of hedge accounted interest rate swaps	1,122	(394)	—	1,122	—
Proportionate share of gains on sale of vessels	—	—	(8,117)	—	(16,923)

Equity income excluding unrealized gains/losses on designated and non-designated derivative instruments and gains on sale of vessels	17,454	20,526	25,741	57,558	72,264

(3)

The realized losses relate to the amounts the Partnership actually paid to settle derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2015	2015	2014	2015	2014
Realized (losses) gains relating to:
Interest rate swap agreements	(7,232)	(7,319)	(10,092)	(21,856)	(29,356)
Toledo Spirit time-charter derivative contract	326	—	—	(244)	(224)

	(6,906)	(7,319)	(10,092)	(22,100)	(29,580)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(12,232)	17,424	13,880	835	12,512
Interest rate swaption agreements	(5,927)	593	—	(5,334)	—
Toledo Spirit time-charter derivative contract	(1,770)	190	(1,500)	(3,380)	(4,500)

	(19,929)	18,207	12,380	(7,879)	8,012

Total realized and unrealized (losses) gains on derivative instruments	(26,835)	10,888	2,288	(29,979)	(21,568)

(4)

For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of Income and Comprehensive Income.

Foreign exchange (loss) gain includes realized losses relating to the amounts the Partnership paid to settle the Partnership’s non-designated cross-currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK) denominated unsecured bonds. The Partnership issued NOK 700 million, NOK 900 million, and NOK 1,000 million of unsecured bonds between May 2012 and May 2015. Foreign exchange (loss) gain also includes unrealized losses relating to the change in fair value of such derivative instruments, partially offset by unrealized gains on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2015	2015	2014	2015	2014
Realized losses on cross-currency swaps	(2,279)	(1,488)	(458)	(5,168)	(1,098)
Unrealized losses on cross-currency swaps	(31,039)	(1,741)	(9,974)	(49,825)	(13,786)
Unrealized gains on revaluation of NOK bonds	25,750	1,415	11,896	43,381	14,550

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Teekay LNG Partners L.P.

Consolidated Balance Sheets

(in thousands of U.S. Dollars)

	As at September 30,	As at June 30,	As at December 31,
	2015	2015	2014
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	154,173	106,991	159,639
Restricted cash – current	9,699	8,899	3,000
Accounts receivable	10,197	14,519	11,265
Prepaid expenses	5,866	4,055	3,975
Current portion of net investments in direct financing leases	20,178	19,759	15,837
Advances to affiliates	13,404	10,714	11,942

Total current assets	213,517	164,937	205,658

Restricted cash – long-term	60,497	46,323	42,997
Vessels and equipment
At cost, less accumulated depreciation	1,606,482	1,623,301	1,659,807
Vessels under capital leases, at cost, less accumulated depreciation	89,799	89,040	91,776
Advances on newbuilding contracts	401,054	379,035	237,647

Total vessels and equipment	2,097,335	2,091,376	1,989,230

Investment in and advances to equity accounted joint ventures	864,013	885,550	891,478
Net investments in direct financing leases	651,440	653,673	666,658
Other assets	39,605	42,343	44,679
Derivative assets	3,297	1,958	441
Intangible assets – net	81,004	83,219	87,646
Goodwill – liquefied gas segment	35,631	35,631	35,631

Total assets	4,046,339	4,005,010	3,964,418

LIABILITIES AND EQUITY
Current
Accounts payable	1,707	771	643
Accrued liabilities	31,351	29,561	39,037
Unearned revenue	28,708	16,704	16,565
Current portion of long-term debt	170,432	154,631	157,235
Current obligations under capital lease	60,245	61,354	4,422
Current portion of in-process contracts	10,849	9,296	4,736
Current portion of derivative liabilities	54,319	39,476	57,678
Advances from affiliates	20,351	35,274	43,205

Total current liabilities	377,962	347,067	323,521

Long-term debt	1,824,410	1,805,778	1,766,889
Long-term obligations under capital lease	—	—	59,128
Long-term unearned revenue	31,699	32,178	33,938
Other long-term liabilities	72,418	73,833	74,734
In-process contracts	22,943	25,773	32,660
Derivative liabilities	190,097	152,633	126,177

Total liabilities	2,519,529	2,437,262	2,417,047

Equity
Limited partners	1,456,322	1,493,532	1,482,647
General Partner	56,084	56,767	56,508
Accumulated other comprehensive loss	(5,339)	(1,095)	(1,403)

Partners’ equity	1,507,067	1,549,204	1,537,752
Non-controlling interest (1)	19,743	18,544	9,619

Total equity	1,526,810	1,567,748	1,547,371

Total liabilities and total equity	4,046,339	4,005,010	3,964,418

(1)

Non-controlling interest includes: a 30 percent equity interest in the RasGas II joint venture (which owns three LNG carriers); a 31 percent equity interest in Teekay BLT Corporation (a joint venture which owns two LNG carriers); and a one percent equity interest in several of the Partnership’s ship-owning subsidiaries or joint ventures, which in each case represents the ownership interest not owned by the Partnership.

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Teekay LNG Partners L.P.

Consolidated Statements of Cash Flows

(in thousands of U.S. Dollars)

	Nine Months Ended
	September 30,	September 30,
	2015	2014
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	140,395	187,777
Non-cash items:
Unrealized loss (gain) on derivative instruments	7,879	(8,012)
Depreciation and amortization	69,251	70,949
Unrealized foreign currency exchange gain	(13,917)	(25,895)
Equity income, net of dividends received of $89,041 (2014 – $2,600)	28,458	(89,407)
Amortization of deferred debt issuance costs and other	3,080	2,800
Change in operating assets and liabilities	(26,766)	8,514
Expenditures for dry docking	(4,182)	(11,572)

Net operating cash flow	204,198	135,154

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	314,412	312,828
Scheduled repayments of long-term debt	(88,562)	(71,934)
Prepayments of long-term debt	(90,000)	(230,000)
Debt issuance costs	(1,796)	(1,513)
Scheduled repayments of capital lease obligations	(3,305)	(4,658)
Proceeds from equity offerings, net of offering costs	34,548	140,484
Increase in restricted cash	(24,616)	(1,778)
Cash distributions paid	(191,094)	(179,164)
Novation of derivative liabilities	—	2,985
Dividends paid to non-controlling interest	(1,612)	(9,741)

Net financing cash flow	(52,025)	(42,491)

INVESTING ACTIVITIES
Investments in and additional capital contributions to equity accounted joint ventures	(25,719)	(99,105)
Repayments of advances by equity accounted joint ventures	23,744	—
Receipts from direct financing leases	10,877	9,588
Expenditures for vessels and equipment	(166,541)	(45,172)

Net investing cash flow	(157,639)	(134,689)

Decrease in cash and cash equivalents	(5,466)	(42,026)
Cash and cash equivalents, beginning of the period	159,639	139,481

Cash and cash equivalents, end of the period	154,173	97,455

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Teekay LNG Partners L.P.

Appendix A – Specific Items Affecting Net Income

(in thousands of U.S. Dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	September 30,	September 30,
	2015	2014
	(unaudited)	(unaudited)
Net income – GAAP basis	10,309	96,769
Less:
Net income attributable to non-controlling interests	(2,811)	(6,182)

Net income attributable to the partners	7,498	90,587
Add (subtract) specific items affecting net income:
Unrealized foreign currency exchange losses (gains)(1)	6,513	(24,023)
Unrealized losses (gains) from derivative instruments(2)	19,929	(12,380)
Unrealized losses (gains) from non-designated and designated derivative instruments and other items from equity accounted investees(3)	3,931	(12,969)
Restructuring charges(4)	—	2,231
Non-controlling interests’ share of items above(5)	(750)	3,253

Total adjustments	29,623	(43,888)

Adjusted net income attributable to the partners	37,121	46,699

(1)

Unrealized foreign exchange losses (gains) primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized (gains) losses on the cross-currency swaps economically hedging the Partnership’s NOK bonds and excludes the realized gains (losses) relating to the cross currency swaps for the NOK bonds.

(2)	Reflects the unrealized losses (gains) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.
(3)

Reflects the unrealized losses (gains) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes and any ineffectiveness for derivative instruments designated as hedges for accounting purposes within the Partnership’s equity-accounted investments. See note 2 to the Consolidated Statements of Income and Comprehensive Income included in this release for further details.

(4)

The restructuring charges for the three months ended September 30, 2015 relating to the Alexander Spirit were fully recovered from the charterer and included as voyage revenues and as a result, there is no impact on the Partnership’s net income. The restructuring charges for the three months ended September 30, 2014, relate to seafarer severance payments upon the sale of the Huelva Spirit conventional tanker in August 2014.

(5)

Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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Teekay LNG Partners L.P.

Appendix B – Reconciliation of Non-GAAP Financial Measures Distributable Cash Flow (DCF)

(in thousands of U.S. Dollars)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, distributions relating to equity financing of newbuilding installments, equity income, adjustments for direct financing leases to a cash basis, and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income.

	Three Months Ended	Three Months Ended
	September 30, 2015	September 30, 2014
	(unaudited)	(unaudited)
Net income:	10,309	96,769
Add:
Depreciation and amortization	22,473	23,309
Partnership’s share of equity accounted joint ventures’ DCF net of estimated maintenance and capital expenditures(1)	24,390	31,318
Unrealized loss (gain) on derivatives	19,929	(12,380)
Unrealized foreign exchange loss (gain)	6,513	(24,023)
Direct finance lease payments received in excess of revenue recognized	4,830	4,466
Distributions relating to equity financing of newbuildings	4,515	3,090
Less:
Estimated maintenance capital expenditures	(11,907)	(11,759)
Equity income	(13,523)	(38,710)
Deferred income tax and other non-cash items	(1,111)	(3,320)

Distributable Cash Flow before Non-controlling interest	66,418	68,760
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(5,320)	(4,574)

Distributable Cash Flow	61,098	64,186

(1)

The estimated maintenance capital expenditures relating to the Partnership’s share of equity accounted joint ventures for the three months ended September 30, 2015 and 2014 were $7.4 million and $6.7 million, respectively.

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Teekay LNG Partners L.P.

Appendix C – Reconciliation of Non-GAAP Financial Measures

Net Voyage Revenues

(in thousands of U.S. Dollars)

Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net voyage revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net voyage revenues is not required by GAAP and should not be considered as an alternative to voyage revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended September 30, 2015
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	75,142	23,273	98,415
Voyage expenses	—	(240)	(240)

Net voyage revenues	75,142	23,033	98,175

	Three Months Ended September 30, 2014
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	76,687	24,089	100,776
Voyage expenses	(240)	(208)	(448)

Net voyage revenues	76,447	23,881	100,328

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Teekay LNG Partners L.P.

Appendix D – Supplemental Segment Information

(in thousands of U.S. Dollars)

	Three Months Ended September 30, 2015
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues (See Appendix C)	75,142	23,033	98,175
Vessel operating expenses	(16,260)	(8,059)	(24,319)
Depreciation and amortization	(17,268)	(5,205)	(22,473)
General and administrative expenses	(3,916)	(1,760)	(5,676)
Restructuring charges	—	(3,510)	(3,510)

Income from vessel operations	37,698	4,499	42,197

	Three Months Ended September 30, 2014
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues (See Appendix C)	76,447	23,881	100,328
Vessel operating expenses	(14,259)	(9,279)	(23,538)
Depreciation and amortization	(17,737)	(5,572)	(23,309)
General and administrative expenses	(4,142)	(1,437)	(5,579)
Restructuring charges	—	(2,231)	(2,231)

Income from vessel operations	40,309	5,362	45,671

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Teekay LNG Partners L.P.

Appendix E – Reconciliation of Non-GAAP Financial Measures

Cash Flow from Vessel Operations from Consolidated Vessels

(in thousands of U.S. Dollars)

Cash flow from vessel operations from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts included in voyage revenues, and includes (c) adjustments for direct financing leases to a cash basis, realized gains or losses on the Toledo Spirit derivative contract, and the revenue for two Suezmax tankers recognized to a cash basis. The Partnership’s direct financing leases for the periods indicated relate to the Partnership’s 69 percent interest in two LNG carriers, the Tangguh Sago and Tangguh Hiri, and the two LNG carriers acquired from Awilco. The Partnership’s cash flow from vessel operations from consolidated vessels does not include the Partnership’s cash flow from vessel operations from its equity accounted joint ventures. Cash flow from vessel operations is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s consolidated vessels. Cash flow from vessel operations from consolidated vessels is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended September 30, 2015
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	37,698	4,499	42,197
Depreciation and amortization	17,268	5,205	22,473
Amortization of in-process revenue contracts included in voyage revenues	(975)	(278)	(1,253)
Direct finance lease payments received in excess of revenue recognized	4,830	—	4,830
Realized gain on Toledo Spirit derivative contract	—	326	326
Cash flow adjustment for two Suezmax tankers(1)	—	509	509

Cash flow from vessel operations from consolidated vessels	58,821	10,261	69,082

	Three Months Ended September 30, 2014
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	40,309	5,362	45,671
Depreciation and amortization	17,737	5,572	23,309
Amortization of in-process revenue contracts included in voyage revenues	—	(278)	(278)
Direct finance lease payments received in excess of revenue recognized	4,466	—	4,466
Cash flow adjustment for two Suezmax tankers(1)	—	(1,713)	(1,713)

Cash flow from vessel operations from consolidated vessels	62,512	8,943	71,455

(1)

The Partnership’s charter contracts for two of its Suezmax tankers, the Bermuda Spirit and Hamilton Spirit, were amended in 2012, which had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months ended September 30, 2014. The cash impact of the change in hire rates is not fully reflected in the Partnership’s statements of income and comprehensive income as the change in the lease payments is being recognized on a straight-line basis over the term of the lease.

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Teekay LNG Partners L.P.

Appendix F – Reconciliation of Non-GAAP Financial Measures

Cash Flow from Vessel Operations from Equity Accounted Vessels

(in thousands of U.S. Dollars)

Cash flow from vessel operations from equity accounted vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts, (c) gain on sale of vessels and includes (d) adjustments for direct financing leases to a cash basis. Cash flow from vessel operations from equity accounted vessels is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity accounted joint ventures. Cash flow from vessel operations from equity-accounted vessels is not required by GAAP and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended September 30, 2015		Three Months Ended September 30, 2014
	(unaudited)		(unaudited)
	At 100%	Partnership’s Portion(1)	At 100%	Partnership’s Portion(1)
Net voyage revenues	137,681	62,806	151,346	70,093
Vessel operating expenses	(41,459)	(19,171)	(40,720)	(18,926)
Depreciation and amortization	(24,296)	(12,225)	(22,335)	(11,329)
Gains on sale of vessels	—	—	16,234	8,117

Income from vessel operations of equity accounted vessels	71,926	31,410	104,525	47,955
Interest expense – net	(21,055)	(9,862)	(19,889)	(9,249)
Realized and unrealized (loss) gain on derivative instruments	(22,849)	(7,555)	2	—
Other expense – net	(519)	(470)	242	4

Net income / equity income of equity accounted vessels	27,503	13,523	84,880	38,710

Income from vessel operations	71,926	31,410	104,525	47,955
Depreciation and amortization	24,296	12,225	22,335	11,329
Gains on sale of vessels	—	—	(16,234)	(8,117)
Direct finance lease payments received in excess of revenue recognized	8,551	3,102	7,520	2,719
Amortization of in-process revenue contracts	(3,176)	(1,623)	(4,047)	(2,057)

Cash flow from vessel operations from equity accounted vessels	101,597	45,114	114,099	51,829

(1)

The Partnership’s equity accounted vessels for the three months ended September 30, 2015 and 2014 include: the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior joint ventures, which owns one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent interest in Malt LNG Netherlands Holding B.V., the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers; the Partnership’s 50 percent interest in Exmar LPG BVBA, which owns and in-charters 24 vessels, including seven newbuildings, as at September 30, 2015, and 24 vessels, including nine newbuildings, as at September 30, 2014; the Partnership’s 30 percent interest in two LNG carrier newbuildings and 20 percent interest in two LNG carrier newbuildings for BG Group acquired in June 2014; and the Partnership’s 50 percent interest in six LNG newbuildings in the joint venture between the Partnership and China LNG Shipping (Holdings) Limited established in July 2014.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the timing and certainty of completing the new $150 million unsecured revolving credit facility and the new, approximately $360 million long-term lease facility for the first two MEGI LNG carrier newbuildings; the stability and growth of the Partnership’s future distributable cash flows; the Partnership’s expected fixed future revenues; the delivery timing of newbuilding vessels and the commencement of related time charter contracts; the outcome of the Partnership’s dispute over the Magellan Spirit charter contract termination; and the timing of the commencement of operations of the Sabine Pass LNG project. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard construction delays, newbuilding specification changes or cost overruns; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; failure by the Partnership to complete the new $150 million unsecured revolving credit facility or the approximately $360 million long-term lease facility for the two MEGI LNG carrier newbuildings; factors affecting the outcome of the Partnership’s dispute over the Magellan Spirit; the Partnership’s ability to raise financing for its existing newbuildings or to purchase additional vessels or to pursue other projects; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2014 and its Report on Form 6-K for the quarterly period ended June 30, 2015. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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